SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

SENECA FOODS CORPORATION
(Name of Issuer)

Common Stock Class B, par value $0.25 per share
(Title of Class of Securities)

817070105
(CUSIP Number)

October 15, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817070105	SCHEDULE 13G	Page 2 of 5 Pages

1	Names of Reporting Persons Kraig H. Kayser
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 119,184
	6	Shared Voting Power 1,900
	7	Sole Dispositive Power 119,184
	8	Shared Dispositive Power 1,900
9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,084
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.0%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 817070105	SCHEDULE 13G	Page 3 of 5 Pages

SENECA FOODS CORPORATION

Item 1(a)         Name of Issuer:

                                    Seneca Foods Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                                    3736 South Main Street, Marion, NY 14505

Item 2(a)         Name of Person Filing:

                                    Kraig H. Kayser

Item 2(b)         Address of Principal Business Office, or if none, Residence:

                                    3543 Fair Oaks Lane, Longboat Key, FL 34228

Item 2(c)         Citizenship:

                                    United States of America

Item 2(d)         Title of Class of Securities:

                                    Common Stock Class B, $.25 par value

Item 2(e)         CUSIP Number:

                                    817070501

Item 3              If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a::

                        Not applicable

Item 4              Ownership:

                        The information regarding ownership set forth in Items 5-9 and 11 of the cover page is hereby incorporated herein by reference.

Item 5              Ownership of Five Percent or Less of a Class:

                                    Not applicable.

Item 6              Ownership of More than Five Percent on Behalf of Another Person:

                                    Not applicable.

CUSIP No. 817070105	SCHEDULE 13G	Page 4 of 5 Pages

Item 7              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                                    Not applicable.

Item 8              Identification and Classification of Members of the Group:

                                    Not applicable.

Item 9              Notice of Dissolution of Group:

                                    Not applicable.

Item 10            Certification:

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 817070105	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2020

By:  /s/ Kraig H. Kayser

            Kraig H. Kayser